Exhibit 99.1

Quipt Acquires $60 Million in Revenues and $13 Million Adjusted EBITDA with Strategic Acquisition of Great Elm Healthcare, LLC

Quipt Reaches $220 Million in Annualized Revenues and $49 Million of Anticipated Annualized Adjusted EBITDA

Cincinnati, Ohio – January 3, 2023 – Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based home medical equipment provider, focused on end-to-end respiratory care, is very pleased to announce that it has acquired Great Elm Healthcare, LLC (“Great Elm”), a division of Great Elm Group, Inc. (NASDAQ:GEG) (the “Acquisition”), with an effective date of December 31, 2022. Great Elm operates a complete line of respiratory related durable medical equipment service locations across eight states in the Midwest, Southwest and Pacific Northwest. Based on an independent quality of earnings report, Great Elm had unaudited revenues for the 12 months ended August 31, 2022 of $60 million with an Adjusted EBITDA (defined below) of $13 million. As a reminder, all figures stated are in USD.

Transaction Highlights

•	Establishes Quipt as a leading respiratory-focused home medical equipment suppliers in the United States with significant scale, serving 270,000 patients with 32,500 referring physicians across 115 locations in 26 states.
•	The combination of Quipt and Great Elm has a combined Annualized Revenue (defined below) and Annualized Adjusted EBITDA (defined below) of $220 million and $47 million, respectively, based on Quipt’s reported audited results for the fourth quarter ended September 30, 2022 and Great Elm’s unaudited results for the 12 months ended August 31, 2022.
•	Pursuant to the membership interest purchase agreement dated January 3, 2022, the total purchase price is $80 million (subject to customary adjustments of Great Elm’s working capital, existing debt and expenses), comprised of $73 million in cash, $5 million in assumed debt, and 431,996 Quipt common shares at a deemed price per share equal to $4.63, representing a purchase price of 6.0x Adjusted EBITDA pre cost savings and synergies.
•	Quipt has identified $2 million in cost savings and synergies, which is expected to be captured over the first six months and is expected to result in Great Elm’s Anticipated Annualized Adjusted EBITDA (defined below) of $15 million, representing a purchase price of 5.2x Adjusted EBITDA post cost savings and synergies. The Anticipated Annualized Adjusted EBITDA is $49 million for Quipt.
•	Post-Acquisition, Quipt’s Recurring Revenue (defined below) are expected to increase from 77% for the fiscal year ended September 30, 2022, to 82%, on a pro forma basis.
•	Quipt to drawdown a total of $73 million from its $110 million senior secured credit facility (announced on September 19, 2022), maintaining a conservative balance sheet with net debt to Adjusted EBITDA of 1.96x on a pro forma basis.
•	Expected to be financially accretive to overall growth and cash flow.
•	Adds tremendous cross-selling opportunities in which Quipt may sell products in Great Elm locations, including ventilation and oxygen.
•	Adds significant opportunity to increase resupply revenue and margins once Great Elm’s sleep patients are onboarded to Quipt’s resupply program.
•	Great Elm's footprint is expected to create additional opportunities to expand Quipt’s access for accretive tuck-in acquisitions.
•	The combination of two leading clinical respiratory providers is expected to enhance Quipt’s patient-centric ecosystem across the entire company by further collaborating with key sales touchpoints, including healthcare providers like hospitals, doctors, rehab centres, and long-term care facilities.
•	With this Acquisition Quipt successfully surpasses its previously announced outlook of achieving Annualized Revenue by the end of calendar 2022 (Q1 2023) of $180-$190 million.

Acquisition Commentary

Great Elm is a leading operator of respiratory related durable medical equipment service with 21 locations across eight states in the Midwest, Southwest, and Pacific Northwest, adding seven new states to Quipt’s current geographic coverage including Arizona, Alaska, Iowa, Kansas, Nebraska, Oregon, and Washington. The combination of Great Elm and Quipt positions Quipt to become a national HME provider with near coast to coast operations. The Acquisition adds 8,500 referring physicians bringing Quipt’s referring network base to over 32,500, and increases Quipt’s active patient count by 70,000, bringing Quipt’s total to 270,000 active patients. As a result of Great Elm’s significantly weighted respiratory product mix, respiratory products will now make up approximately 79% of Quipt’s product mix. By opening new markets and fostering connections with referral partners, patients, and payors, Great Elm considerably increases the Company’s scale and geographic reach.

Great Elm represents a turnkey platform acquisition for Quipt as it dramatically enhances Quipt’s operations and provides the Company with significant additional inorganic and organic growth opportunities. The advanced infrastructure of Great Elm, which includes strong leadership and strong internal processes, is expected to significantly expedite the integration process, and will greatly complement Quipt’s existing infrastructure. The Acquisition will also allow Quipt to cross sell its products in Great Elm locations with the opportunity to significantly increase revenue associated with Quipt’s subscription-based resupply program through the onboarding of Great Elm patients. Quipt has identified $2 million in cost savings and synergies, which is expected to be captured over the first six months.

Great Elm is focused on clinical excellence, and like Quipt, offers a high-quality, full-service line of respiratory equipment, and supplies. Great Elm has a diversified payor mix and several difficult to obtain insurance contracts. Additionally, Great Elm’s operating footprint aligns closely with regions that have a high prevalence of Chronic Obstructive Pulmonary Disease (“COPD”), a key target patient group of Quipt. The eight states in which Great Elm operates includes over 1.5 million1 people suffering from COPD.

Management Commentary

“We are extremely thrilled to start 2023 with the milestone acquisition of Great Elm Healthcare, which gives us significant coast-to-coast presence across the United States and firmly establishes Quipt as one of the top clinical at-home respiratory providers in the nation. I would like to use this opportunity to extend a warm welcome from the Quipt family to the entire Great Elm team. We are eager to get started. Over 1.5 million people in the jurisdictions serviced by Great Elm suffer from COPD2, and this acquisition positions us to make progress in this primary target market,” said Greg Crawford, Chairman and CEO of Quipt. “Great Elm represents a true platform investment for Quipt and provides us with the opportunity to serve pulmonary and neurological disease states by utilizing the patient-centric ecosystem we have built focused on ventilation therapy, oxygen therapy and sleep therapy. This creates immediate and actionable revenue synergies for us. Moreover, the valuable commercial insurance contracts, strong referring physician network, and significant patient base we have accumulated across seven new states will give us the ability to cross sell our products into these new geographies. The highly skilled and seasoned leadership team at Great Elm bolsters our ability to further enhance organic growth and margin expansion across the combined organization when joined with our current executive team. On a combined basis, we expect to have Annualized Revenue of $220 million and Anticipated Annualized Adjusted EBITDA of $49 million on a pro forma basis, putting us in a formidable position to continue to capitalize on the opportunities in front of us as we continue to increase shareholder value.”

Chief Financial Officer, Hardik Mehta added, “Our prudent capital deployment strategy has once again yielded fantastic results. We wanted to focus on closing our largest deal first and the acquisition of Great Elm is a major accomplishment, providing us with a turnkey acquisition at a prudent purchase price while maintaining our conservative balance sheet and allowing for financial flexibility on a go forward basis. We fully expect to be able to expand our senior credit facilities when opportunities arise, and we will continue to leverage technology and data driven decision-making to unlock additional profitability and to ensure we continue to improve upon our patient centric ecosystem. We look forward to a seamless integration process and believe the increased geography of our business will allow us to create additional opportunities to further expand on our proven acquisition and integration approach with highly accretive tuck-in acquisitions for our full suite of respiratory care products and services. The Great Elm acquisition is a fantastic way to start the new year and we look forward to keeping investors apprised of our continued success.”

1 https://www.nhlbi.nih.gov/health-topics/education-and-awareness/copd-learn-more-breathe-better/state-prevalence

2 https://www.nhlbi.nih.gov/health-topics/education-and-awareness/copd-learn-more-breathe-better/state-prevalence

The Company will post updated corporate slides at www.quipthomemedical.com.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Reader Advisories

Readers are cautioned that the financial information regarding Great Elm disclosed herein is unaudited and derived as a result of an independent quality of earnings report as well as the Company’s due diligence, including a review of Great Elm’s bank statements and tax returns.

There can be no assurance that any of the potential acquisitions in the Company’s pipeline or in negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder, and regulatory approvals.

Unless otherwise specified, all dollar amounts in this press release are expressed in U.S. dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The securities referred to in this press release have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release does not constitute an offer for sale of securities, nor a solicitation for offers to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect", "outlook", and similar expressions as they relate to the Company, including: post integration financial results (Anticipated Annualized Revenue and Anticipated Annualized Adjusted EBITDA); anticipated pro forma cost savings and synergies and the timing of capturing them; the Acquisition expecting to be financially accretive to overall growth and cash flow; anticipated cross-selling opportunities; the acquisition increasing resupply revenue and margins and the timing of such; Great Elm's footprint expected to create additional opportunities to expand Quipt’s access for accretive tuck-in acquisitions; the Acquisition enhancing Quipt’s patient-centric ecosystem; the Acquisition providing the Company with significant additional inorganic and organic growth opportunities; the Company being able to expand its senior credit facilities when opportunities arise; and the impact the Acquisition will have on the Company’s ability to complete further acquisitions; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the Acquisition achieving results at least as good as historical performances; the financial information regarding the Acquisition being verified when included in the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada as set out in the CPA Canada Handbook – Accounting under Part I, which incorporates International Financial Reporting Standards as issued by the International Accounting Standards Board; $2 million of cost savings and synergies, with all other projected elements remaining the same based on historical performance; and the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Annualized Revenue”, “Recurring Revenue”, “Adjusted EBITDA”, “Annualized Adjusted EBITDA” and “Anticipated Annualized Adjusted EBITDA”, which are non-GAAP and non-IFRS financial measures that do not have standardized meanings prescribed by GAAP or IFRS. The Company’s presentation of these financial measures may not be comparable to similarly titled measures used by other companies. These financial measures are intended to provide additional information to investors concerning the Company’s performance.

Annualized Revenue as used in this press release is calculated as Quipt’s total revenues for the three months ended September 30, 2022 of $40 million multiplied by four, or $160 million, plus Great Elm revenue for the twelve months ended August 31, 2022 of $60 million, for a total of $220 million.

Recurring Revenue as used in this press release is calculated as pro forma rentals of medical equipment of $91 million ($69 million from Quipt and $22 million from Great Elm) plus sales of respiratory resupplies of $72 million ($41 million from Quipt and $31 million from Great Elm) for a total of $163 million, divided by total pro forma revenues of $200 million (Quipt reported $140 million for the year ended September 30, 2022, plus Great Elm of $60 million for the twelve months ended August 31, 2022), or 82%.

Adjusted EBITDA is defined as net income (loss), excluding interest, income taxes, depreciation, amortization, change in fair value of derivative financial liabilities, stock-based compensation, other income from government grant, loss on extinguishment of debt, loss on settlement of shares to be issued, acquisition-related and other transaction costs, and change in fair value of derivatives. Adjusted EBITDA is a non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company. The following table shows our Non-IFRS measure (Adjusted EBITDA) reconciled to our net income for the following indicated periods (in $millions):

	Quipt Three months ended September 30, 2022 (audited)	Great Elm Twelve months ended August 31, 2022 (unaudited)
Net income (loss) from continuing operations	$1.8	$(2.0)
Add back:	-	-
Depreciation and amortization	7.2	8.3
Interest expense, net	0.6	6.1
(Recovery of) provision for income taxes	(2.4)	-
EBITDA	7.2	12.4
Stock-based compensation	0.9	-
Acquisition-related and other transaction costs	0.1	0.6
Other income from government grant	(0.6)	(2.3)
Gain (loss) on foreign currency transactions	0.1	-
Loss on extinguishment of debt	0.3	-
Loss on settlement of shares to be issued	0.4	-
Change in fair value of derivatives	0.1	2.1
Parent company management fee	-	0.4
Other	(0.1)	0.2
Adjusted EBITDA	$8.4	$13.4

Annualized Adjusted EBITDA as used in this press release is calculated as Quipt’s Adjusted EBITDA for the three months ended September 30, 2022 of $8.4 million multiplied by four, or $33.2 million, plus Great Elm’s Adjusted EBITDA of $13.4 million, for a total of $47 million.

Anticipated Annualized Adjusted EBITDA as used in this press release is calculated as Annualized Adjusted EBITDA, as defined above, of $13 million for Great Elm and $47 million for the combination of Quipt and Great Elm, plus $2 million of identified cost savings and synergies, for a total of $15 million for Great Elm and $49 million for the combination of Quipt and Great Elm.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com